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                                                                    EXHIBIT 11.1

       STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE - PRO FORMA

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

                                                           Year Ended              Year Ended
                                                        December 31, 1996       December 31, 1995
                                                        -----------------       -----------------
Weighted average common shares outstanding...........        7,555,213               5,195,472
Effect of Preferred Stock - assumed converted at date
  of issuance........................................        4,707,042               5,666,165

Weighted average common equivalent shares resulting
  from stock options and warrants....................            --                    489,723

Effect of Common and Common equivalent shares
  issued by the Company during the twelve month
  period immediately preceeding the Company's filing
  of the registration statement for its initial
  public offering (using the treasury stock method)..        2,461,108               3,281,510
                                                        -----------------       -----------------

Shares used in computing pro forma net income (loss)
  per share .........................................       14,723,363              14,632,870
                                                        =================       =================

Net income (loss) ..................................      $(11,971,965)            $ 2,074,471

Pro forma net income (loss) per share ..............      $      (0.81)            $      0.14

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